Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cerus Fitness Inc.
3771 Monarch St Unit F&G
Frederick, CO 80516
https://cerusfitness.com/

Up to $1,234,997.84 in Common Stock at $3.44
Minimum Target Amount: $14,998.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cerus Fitness Inc.
Address: 3771 Monarch St Unit F&G, Frederick, CO 80516
State of Incorporation: CO
Date Incorporated: March 23, 2020

Terms:

Equity

Offering Minimum: $14,998.40 | 4,360 shares of Common Stock
Offering Maximum: $1,234,997.84 | 359,011 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.44
Minimum Investment Amount (per investor): $247.68

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

Previous investors in Cerus Fitness will receive 10% bonus shares.

Time-Based Perks

Early Bird Strength: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird Cardio: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird Power: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird Flex: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird Champion: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares.

$5k Dash: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares.

$6k Dash: Invest $6,000+ between Day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Starter Set: Invest $1,000+ and receive Two Months of Self Guided Online Training- Value $180.

Warm-Up: Invest $5,000+ and receive Three Months of Self Guided Online Training + Cerus Tee and Water Bottle + 5% bonus shares.

Fitness Fanatic: Invest $10,000+ and receive Same as Warmup + Two Free Months of Online Personal Training and Nutrition ($500 Value) + 10% bonus shares.

Power Pack: Invest $20,000+ and receive Same as Power Pack + Three more months+ Meeting 1:1 With Cerus CEO Chris Johnson + 15% bonus shares.

Ultimate Warrior: Invest $50,000+ and receive Same as Power Pack + Cerus Sandbag, Backpack and One Free Year of Gym or Online Training Access + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cerus Fitness will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $344. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Cerus Fitness is a technology-driven, community-centered wellness platform that is reshaping the fitness industry. By offering a comprehensive suite of services—including gym classes, nutrition guidance, personal training, and exclusive events—Cerus Fitness addresses the chronic issues of high attrition and low engagement that plague traditional fitness models. With a state-of-the-art 10,000 square foot facility and an expanding online presence, Cerus has quickly become a leader in fostering long-term customer loyalty through innovative and personalized fitness experiences.

Business Model

Cerus Fitness has developed a unique business model that integrates physical facilities with digital services to maximize customer engagement and retention. The company's offerings include a wide range of fitness classes, personalized training, nutrition programs, and community-driven events, all supported by advanced technology and predictive analytics. This model not only boosts customer lifetime value but also significantly reduces attrition rates, setting Cerus apart from competitors. Revenue streams are diversified across membership fees, event participation, retail sales, and strategic partnerships with major brands such as Pepsi and UCHealth.

Intellectual Property

Cerus Fitness leverages its proprietary predictive analytics to enhance customer engagement and retention, a key differentiator in the competitive fitness market. The company's technology-driven approach allows for the early identification of at-risk members, enabling proactive re-engagement strategies that significantly reduce churn. This intellectual property is central to Cerus' value proposition, providing a scalable solution that can be adapted across multiple locations as the company expands.

Corporate History

Cerus Fitness Inc. ("the Company") is a health and fitness company incorporated in the State of Colorado on March 20, 2020.

Competitors and Industry

Competitors

Cerus Fitness operates in a highly competitive industry, with major rivals including Orangetheory Fitness, F45, and CrossFit. However, Cerus differentiates itself through its multi-studio facility, which offers a diverse range of classes under one roof, and its use of technology to enhance customer engagement. While traditional competitors focus on a single type of workout, Cerus' comprehensive approach and focus on community building provide a compelling alternative for fitness enthusiasts seeking a more personalized and integrated experience.

Industry

The U.S. fitness industry is valued at $22 billion. This booming sector presents a significant opportunity for innovative companies like Cerus Fitness, which we believe is well-positioned to capture market share through its unique blend of physical and digital offerings. The industry's shift towards more personalized and community-focused fitness experiences aligns perfectly with Cerus' mission to provide inclusive, engaging, and technology-enhanced services.

Source: https://www.healthandfitness.org/improve-your-club/the-fitness-industry-is-worth-22.4-billion-to-the-u.s.-economy-says-new-report

Current Stage and Roadmap

Current Stage

Cerus Fitness is in its fourth year of full operations, having established a strong foundation with one brick-and-mortar facility and a growing online presence. The company generated $615,000 in revenue in 2023, achieving a 60% year-over-year growth rate. With industry-leading KPIs—including a monthly attrition rate of just 1.8% and an engagement rate of 82%—Cerus has proven its model's effectiveness. Strategic partnerships with Pepsi, UCHealth, and Spartan Race further validate the company's potential and pave the way for future expansion.

Future Roadmap

Looking ahead, Cerus Fitness aims to expand its physical footprint and digital offerings. By 2025, the company plans to open a second facility and by 2027 we hope to be operating five facilities and preparing for a franchise model. We see this growth being fueled by continued innovation in customer engagement technology, strategic partnerships, and a commitment to maintaining industry-leading retention and engagement rates.

The Team

Officers and Directors

Name: Chris Johnson

Chris Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member and principal accounting officer.
  Dates of Service: September, 2020 - Present
  Responsibilities: Chris is responsible for running the company and meeting with investors and potential investors. He receives a salary of $90,000 and owns 73.3673% of the company's voting rights.

Name: Richard Leeper

Richard Leeper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Operations, Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: As VP of operations Richard maintains day to day operations of the business. He is in charge of member sign ups, retention, new client outreach and building maintenance. He also coaches group fitness classes. He

receives a salary of $75,000.

Name: Harold Lozinski

Harold Lozinski's current primary role is with Doors Opened, Inc. dba PostNet CO139. Harold Lozinski currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2020 - Present
  Responsibilities: Harold is an investor and current member of the Board of Directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: Doors Opened, Inc. dba PostNet CO139
  Title: Owner
  Dates of Service: February, 2004 - Present
  Responsibilities: Harold is the owner of PostNet, a design, print, and shipping company

Other business experience in the past three years:

- Employer: Roberta's Legacy Inc
  Title: Founder
  Dates of Service: September, 2017 - Present
  Responsibilities: Roberta's Legacy is a non-profit organization that provides financial and emotional support to those navigating the breast cancer journey in Longmont, CO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able

to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority

shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Operational Scalability

As we expand, we may face significant challenges in scaling our operations, including hiring qualified staff, managing new locations, and maintaining our current service quality. Failure to manage these challenges could adversely affect our growth and profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Johnson	500,000	Common Stock	73.3673%
Chris Johnson	566,889	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, SAFE, SAFE, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 359,011 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 500,000 outstanding.

Voting Rights

One vote per share. See voting rights of Securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Election of Board of Directors.

The Common holders have certain rights to elect directors. See exhibit F for additional information

Series Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 954,176 outstanding.

Voting Rights

Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted

Material Rights

Election of Board of Directors

The Series Preferred holders have certain rights to elect directors. See exhibit F for additional information.

Liquidation Rights

The Preferred holders have certain liquidation preferences. See exhibit F for additional information.

Asset Transfer or Acquisition Rights

The Series Preferred Holders have certain preferences in the event of the asset transfer or acquisition rights. See exhibit F for additional information.

Conversion Rights

The Series Preferred holders have certain conversion rights. See exhibit F for additional information. See exhibit F for additional information.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $42,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $1,500,000.00
Conversion Trigger: Qualified financing (See additional information below)

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for paymentand convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash- Out Amounts or similar liquidation preferences).

"Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

• Includes all shares of Capital Stock issued and outstanding;

• Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

• Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

• Excludes the Unissued Option Pool.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Qualified financing (See additional information below)

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for paymentand convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash- Out Amounts or similar liquidation preferences).

"Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

• Includes all shares of Capital Stock issued and outstanding;

• Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

• Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

• Excludes the Unissued Option Pool.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

Preferred Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

See below

Material Rights

The rights and preferences of the preferred may be designated at a later date by the Board of Directors.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $272,000.00
  Number of Securities Sold: 954,176
  Use of proceeds: Equipment and Working Capital
  Date: February 23, 2021
  Offering exemption relied upon: Rule 504 Regulation D

- Type of security sold: SAFE
  Final amount sold: $42,000.00
  Use of proceeds: Working Capital
  Date: October 15, 2021
  Offering exemption relied upon: Rule 504 Regulation D

- Type of security sold: SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Working Capital and Product Expansion
  Date: October 14, 2022
  Offering exemption relied upon: Rule 504 Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $448,525 compared to $591,382 in fiscal year 2023.

Cerus has continued to expand our model into a spin studio and yoga studio while still using our predictive model to maximize engagement. We believe that these new additions will continue to bring a positive impact to our revenue.

Cost of Sales

Cost of Sales for fiscal year 2022 was $81,536 compared to $91,722 in fiscal year 2023.

We had an increase in the number of products sold which increased our hard cost.

Gross Margins

Gross margins for fiscal year 2022 were $366,989 compared to $499,660 in 2023.

In 2023, we acquired a new business with a full functioning yoga studio and a corresponding increased member base. We also expanded our events and sponsorships.

Expenses

Expenses for fiscal year 2022 were $643,584 compared to $738,779 in fiscal year 2023.

We invested heavily in expansion by acquiring a Yoga Studio and building a Cycling Studio while also increasing our equipment to work with our new event partner Spartan Race.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because because our growth trend has been sustained 3 years running and we are going through an expansion.

Past cash was primarily generated through sales. Our goal is to expand our base of operations and continue to grow our revenue and sales. While the growth rate is indicative of the future, the amounts of revenue early in our history are long before the business and customer base matured. We believe we can see sustained growth and profitability soon.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July, 2024, the Company has capital resources available in the form of $27,500 a shareholder loan and $25,000 in additional sales, and $15,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our planned growth and expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for 2 month. This is based on a current monthly burn rate of $10,000 for expenses related to R&D, Advertising, Equipment Investment, and Salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 36 months. This is based on a projected monthly burn rate of $33,333 for expenses related to R&D, Advertising, Equipment Investment, Leasehold Expense, Tenant Improvement, and Salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including SBA Loans and additional investment rounds.

Indebtedness

- Creditor: Loan payables
  Amount Owed: $425,713.00
  Interest Rate: 4.0%
  In 2022 and 2023, the Company entered into various loan agreements that bear interest rates ranging from 3% to 5% per annum. The balance of this loan was $425,712 and $288,129 as of December 31, 2023 and 2022, respectively.

- Creditor: Chris Johnson
  Amount Owed: $38,713.00
  Interest Rate: 0.0%
  The Company had an outstanding loan from Chris amounting to $38,713. The loan is non-interest bearing and is due on demand.

- Creditor: Richard Leeper
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  The Company had an outstanding loan from Richard amounting to about $30,000. The loan is non-interest bearing and is due on demand.

- Creditor: Steve Gaborik
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  The Company had an outstanding loan from Steve amounting to about $25,000. The loan is non-interest bearing and is due on demand.

Related Party Transactions

- Name of Person: Chris Johnson
  Relationship to Company: CEO, President, Board Member, Shareholder
  Nature / amount of interest in the transaction: Chris is CEO, President, Board Member, and Shareholder.
  Material Terms: The Company had an outstanding loan from Chris amounting to $38,713. The loan is non-interest bearing and is due on demand.

- Name of Person: Richard Leeper
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Richard is VP of Operations.
  Material Terms: The Company had an outstanding loan from Richard amounting to about $30,000. The loan is non-interest bearing and is due on demand.

- Name of Person: Steve Gaborik
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Steve is a shareholder.
  Material Terms: The Company had an outstanding loan from Steve amounting to about $25,000. The loan is non-interest bearing and is due on demand.

Valuation

Pre-Money Valuation: $5,002,365.44

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no options outstanding or reserved for issuance. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $142,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering

Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  We will use funds raised for market and customer research, new product development and market testing.

- Inventory
  34.0%
  We will use funds raised to purchase inventory for the Company's fitness and training services in preparation of expansion and launch of product.

- Company Employment
  32.0%
  We will use funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, General manager and VP of Business Development. Wages to be commensurate with training, experience and position.

- Working Capital
  12.0%
  We will use funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cerusfitness.com/ (www.cerusfitness.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300)

holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cerusfitness

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Cerus Fitness Inc.

[See attached]



Cerus Fitness Inc.
(the "Company")
a Colorado Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Cerus Fitness Inc. Management

We have reviewed the accompanying financial statements of Cerus Fitness Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 21, 2024

CERUS FITNESS INC.
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	26,209	67,271
Accounts receivable	45,420	36,242
Inventory	-	-
Prepaid expense	16,655	15,431
Total Current Assets	88,284	118,944
Non-Current Assets:		
Fixed assets - net	123,484	106,767
Security deposit	14,585	13,417
Right-of-use asset	169,853	283,682
Total Non-Current Assets	307,922	403,866
TOTAL ASSETS	396,206	522,810
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	479,090	317,946
Accrued expenses and other current liabilities	18,482	1,103
Shareholder Loan	38,713	54,343
Loans payable - current portion	96,732	48,981
Short Term Lease liability	128,814	119,926
Total Current Liabilities	761,831	542,299
Non-Current Liabilities:		
Loans payable - net of current portion	328,981	239,148
Deferred revenue	40,693	21,977
Long Term Lease liability	55,919	184,733
Total Non-Current Liabilities	425,593	445,858
TOTAL LIABILITIES	1,187,424	988,157
SHAREHOLDERS' EQUITY		
Common stock	50	50
Preferred stock	95	95
Additional Paid In Capital	274,123	273,023
SAFE	142,000	142,000
Retained earnings	(1,207,486)	(880,515)
TOTAL SHAREHOLDERS' EQUITY	(791,218)	(465,347)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	396,206	522,810

CERUS FITNESS INC.
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales	591,382	448,525
Cost of sales	91,722	81,536
Gross Profit	499,660	366,989
Operating Expenses		
Advertising and marketing	44,784	32,805
General and Administrative Expenses	185,015	125,951
Operating Lease Expense	124,217	120,000
Salaries and wages	261,343	241,408
Amortization expense	123,420	123,420
Total Operating Expenses	**738,779**	**643,584**
Total Loss from Operations	**(239,119)**	**(276,595)**
Other (income) and expenses		
Other income	48,940	55,498
Other expenses	(39,562)	(32,569)
Total Other (Income) Expense	**9,378**	**22,929**
Losses Before Income Taxes, Depreciation and Amortization	**(229,741)**	**(253,666)**
Depreciation expense	33,360	48,095
Net Loss	**(263,101)**	**(301,761)**

CERUS FITNESS INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred		Additional Paid in Capital		Retained earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	$ Amount	SAFE	(Deficit)	Equity
Beginning balance at 1/1/22	500,000	50	954,176	95	273,023	-	(390,201)	(117,033)
Prior period adjustment	-	-	-	-	-	-	(188,553)	(188,553)
SAFE	-	-	-	-	-	142,000	-	142,000
Additional Paid in Capital	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(301,761)	(301,761)
Ending balance at 12/31/22	500,000	50	954,176	95	273,023	142,000	(880,515)	(465,347)
Prior period adjustment	-	-	-	-	-	-	(63,870)	(63,870)
Additional Paid in Capital	-	-	-	-	1,100	-	-	1,100
Net loss	-	-	-	-	-	-	(263,101)	(263,101)
Ending balance at 12/31/23	500,000	50	954,176	95	274,123	142,000	(1,207,486)	(791,218)

CERUS FITNESS INC.
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(263,101)	(301,761)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation expense	33,360	48,095
Amortization expense	123,420	123,420
Increase in Accounts receivable	(9,178)	(23,353)
Increase in Prepaid expense	(1,224)	(3,147)
Increase in Security deposits	(1,168)	-
Increase (Decrease) in Accounts payable	31,627	194,553
Increase in Accrued expenses and other current liabilities	17,379	149
Increase (Decrease) in Deferred revenue	18,716	(8,930)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	212,932	330,787
Net Cash used in Operating Activities	(50,169)	29,026
CASH FLOWS FROM INVESTING ACTIVITY	-	-
Additions to fixed assets	(50,077)	(31,008)
Net Cash used in Investing Activity	(50,077)	(31,008)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Loan	(15,630)	54,343
Proceeds from Loans	137,584	24,225
Additional Paid In Capital	1,100	271,505
SAFE	-	142,000
Prior period adjustment	(63,870)	(188,553)
Issuance of preferred stock	-	(271,505)
Net Cash provided by (used in) Financing Activities	59,184	32,015
Cash at the beginning of the period	67,271	37,238
Net Cash increase (decrease) for the period	(41,062)	30,033
Cash at the end of the period	26,209	67,271

CERUS FITNESS INC.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cerus Fitness Inc. ("the Company") is a health and fitness company incorporated in the State of Colorado on March 20, 2020. The Company plans to earn revenue through recurring subscriptions for service products, sponsorship, and retail while leveraging our analytics that dramatically increase retention and customer engagement. The Company's headquarters are in Frederick, Colorado. The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise expansion capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash on hand and in banks. The Company places its cash on hand and in banks with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash & Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $26,209 and $67,271 in cash on hand and in banks as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No provision for doubtful accounts was recognized in 2023 and 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leasehold improvement	5	8,868	(5,625)	-	3,243
Equipment	5	268,100	(150,169)	-	117,931
OCR equipment	5	9,239	(6,929)	-	2,310
Grand Total	-	286,207	(162,723)	-	123,484

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through gym access, recurring membership, training services, sponsorship and conducting of event sales. The Company's payments for these revenues are generally collected in advance before providing services or giving its members an access to the gym. The Company's primary performance obligation is to provide services to its customers once the agreement is satisfied. The Company's deferred revenue of $40,693 and $21,977 for the years ended 2023 and 2022, respectively, for advance payments with remaining performance obligations.

The Company's primary performance obligation is providing services. Revenue is recognized at the time that the services are performed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

<u>Prior Period Adjustments</u>

As noted in Note 4, the Company entered into a long-term lease agreement in 2020. The lease standard was required to be implemented for private companies, effective January 1, 2022. Since the company's lease began prior to 2022, the change in accounting estimate resulted in required prior period adjustments.

Additionally, the Company made an adjustment in 2022 to account for the correction of its prior accounting of loan proceeds.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As at December 31, 2023 and 2022, the Company had two outstanding loans from shareholders and officers amounting to $38,713 and $54,343, respectively, The loans are non-interest bearing and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees. Except for the lease as listed below.

Consistent with ASC 842 Standard, the Company determines if an arrangement is a lease. Operating leases are included as operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities on the balance sheet.

ROU assets represent the Company's right to use an asset for the lease term, while lease liabilities reflect the obligation to make lease payments. Both are recognized at the lease commencement date based on the present value of lease payments over the term. Since most leases lack an implicit rate, the Company uses a risk-free rate available at commencement to determine the present value. The ROU asset includes options to extend or terminate the lease if it is reasonably certain the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

In 2020, the Company entered into lease agreements with a third party to lease a portion of the building located at 3771 Monarch Street, Units F and G, Frederick, Colorado.

Maturity Analysis	Finance	Operating
2024-12	0.00	133,433.31
2025-12	0.00	56,291.65
2026-12	0.00	0.00
2027-12	0.00	0.00
2028-12	0.00	0.00
Thereafter	0.00	0.00
Total undiscounted cash flows	0.00	189,724.96
Less: present value discount	0.00	(4,992.23)
Total lease liabilities	0.00	184,732.73

NOTE 5 – LIABILITIES AND DEBT

In 2022 and 2023, the Company entered into various loan agreements that bear interest rates ranging from 3% to 5% per annum. The balance of this loan was $425,712 and $288,129 as of December 31, 2023 and 2022, respectively.

Debt Summary

	For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan payables	96,732	328,981	425,713	48,981	239,148	288,129

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	79,016
2025	46,034
2026	46,828
2027	47,651
2028	44,018
Thereafter	144,449

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.0001 per share. 500,000 shares were issued and outstanding as of 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,000,000 of preferred shares with a par value of $0.0001 per share. 954,176 shares were issued and outstanding as of 2023 and 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Series Preferred shall have the rights with respect to the conversion of the Series Preferred into Shares of Common Stock, subject to and in compliance with the provisions of the Articles of Incorporation, Section 5, at the option of the holder, be converted at any time into fully-paid nonassessable shares of common stock. The number of shares of common stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series Preferred Conversion Rate" then in effect by the number of Series Preferred being converted.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

<u>SAFE</u>

During 2022, the Company issued multiple Simple Agreements for Future Equity (SAFE) notes for a total of $142K with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. The agreements have post-money valuation caps ranging from $1.5M - $4M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 21, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CERUS FITNESS

The Fitness Movement

Cerus Fitness is a technology-driven, community-centered wellness platform and gym, offering classes, nutrition guidance, personal training, and exclusive events online and in person. In 2023, we raised $413K and generated $615K in revenue, marking a 60% year-...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



WE ARE
CERUS
FITNESS
GRAB THE BULL
BY THE HORNS!

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$3.44 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$247.68	$5M

REASONS TO INVEST



MEGA MARKET: Americans are set to spend as much as $33.25B on gyms, health clubs, fitness centers, and studios each year. Cerus Fitness targets these markets for a TAM of $22B.

 STRONG GROWTH & TRACTION: Raised $413K, generated $615K in 2023 (60% YoY growth), 1K+ annual clients, and achieved iimpressive KPIs (1.92% attrition, 82% engagement).

 KEY COLLABORATORS: We've secured sponsorship with Pepsi (Gatorade, Muscle Milk, Rockstar) and partnered with industry leaders like UCHealth, Life Fitness, and Spartan Race, enabling us to expand our reach and growth.

TEAM



Chris Johnson • CEO, President, Board Member, principal accounting officers

Chris Johnson is the founder and CEO of Cerus Fitness, Inc., a leading fitness lifestyle company. With 10+ years of experience, he combines expertise in Predictive Analytics, Project Management, & Business Intelligence to enhance member experiences & ...

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Richard Leeper • VP of Operations, Board Member

Richard Leeper, Vice President of Cerus Fitness, brings 20+ years of leadership in the fitness industry. With expertise in operations management, he excels in streamlining processes & enhancing team performance. A lifelong athlete, Rich advocates for ...

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Harold Lozinski • Board Member

Harold has an impressive track record with small business, owning and operating PostNet in Longmont, CO. Harold also founded and operates a non profit organization called "Roberta's Legacy" which has helped hundreds of women in their battle with ...

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THE PITCH

Grab the Bull by the Horns!

Cerus Fitness is a community-focused wellness platform aiming to transform the fitness industry. Our mission is to cultivate lasting, loyal relationships with our members by providing a comprehensive, inclusive, and engaging fitness experience.

THE CERUS FITNESS
SOLUTION
EVENTS
• National acclaim
• 10-12 event types/year
• All ability levels
BRANDING
• Strong branding drives more customer loyalty & higher engagement
FACILITY
• 10K SF
• Increased in-person interactions
• Maximize use of space
• 11 class types
DATA
• Data driven system
• Proactive engagement and monetization
• Used for Predictive Analytics
COMMUNITY
• Strong in-person local communities
• Digital communities in custom app, Facebook and Instagram
PRODUCTS
• High-performance athletic gear and accessories
• In-person group fitness classes
• App-based digital training programs

The fitness industry often struggles with high attrition rates and low member engagement. Cerus tackles these issues by offering a unique blend of physical and digital services backed by predictive analytics. Our events, classes, and personalized in person or online training programs cater to individuals of all fitness levels, creating a welcoming and supportive environment.

Unlike traditional gyms, Cerus fosters a strong sense of community. Our events, classes, and personalized training programs cater to individuals of all fitness levels, creating a welcoming and

supportive environment. By leveraging technology, we offer members personalized experiences and data-driven insights to help them achieve their goals. Cerus is more than just a gym; we are building a complete lifestyle brand.

THE PROBLEM & OUR SOLUTION

The Future of Fitness is Here

The fitness industry is in crisis as health clubs, gyms, and fitness companies face critical challenges.



HEALTH CLUBS, GYMS AND FITNESS COMPANIES FACE CRITICAL ISSUES

MASSIVE MEMBER LOSS

ENGAGEMENT COLLAPSE

PROFITABILITY PLUMMET

- **Massive Member Loss:** Gyms lose out on nearly 40% of their yearly revenue due to members quitting.[1] We estimate that gyms lose out on potential revenues of between $13 billion and $24 billion each year due to a 40% attrition rate.[2]
- **Engagement Collapse:** Once the initial excitement fades, customer engagement plummets. An alarming 67% of members become completely disengaged, leaving gyms with empty spaces and untapped potential.[3]
- **Profitability Plummet:** The inability to convert disengaged members into loyal customers is a major roadblock. As customer acquisition costs soar and customer lifetime value dwindles, profitability takes a severe hit.

Cerus offers a multifaceted approach to fitness. Our state-of-the-art facility houses 4 distinct studios (boxing, HIIT, yoga, and spin), catering to a wide range of preferences and fitness goals, expanding our reach. Our impressive monthly attrition rate of 1.92% (21.6% annually) and low disengagement rate of 16% demonstrate our success in customer retention and satisfaction.



CERUS FITNESS
VS THE COMPETITION

INCREASED ENGAGEMENT

INDUSTRY AVERAGE	CERUS FITNESS
15-40%	**82.58%**
Use membership monthly	To date

DECREASED ATTRITION

INDUSTRY AVERAGE ATTRITION	CERUS FITNESS TO DATE
>100%	**23.04%**
Annualized	Annualized
4.16%-10% monthly	1.92% monthly

CUSTOMER MONETIZATION

INDUSTRY AVERAGE IN FACILITY	CERUS FITNESS TO DATE
$70.44	**$163.58**

The Cerus Fitness Solution

- **State-of-the-art Facility:** Our 10,000-square-foot facility is designed for all fitness levels, featuring an expansive 2,000-square-foot turf area and hosting 12 nationally acclaimed events annually.
- **50+ Weekly Classes:** Including HIIT, Boxing, Spin, Stamina, Yoga, Strength & Training, Obstacle Course, Speed & Agility, Cycle, Burn, Teen, and more.
- **Events:** Award-winning fitness events, obstacle racing, and endurance challenges built to challenge athletes of all abilities.
- **Community Creation:** Our system of events, services, and support networks is designed to build an engaging community at scale.

By leveraging technology and AI, we believe we have found the key to keeping members motivated and returning. Our innovative approach, along with a dynamic event calendar, has created a tight-knit fitness community where everyone feels seen and supported. This powerful combination maximizes client relationships, boosts engagement, and significantly reduces attrition.

THE MARKET & OUR TRACTION
Redefining the Fitness Market

The health and fitness club market is experiencing major growth, with the total market size projected to be $147 billion by the end of 2024.[4] This presents a massive opportunity for innovative fitness providers like Cerus Fitness. With a total addressable market of $102 billion and a serviceable addressable market of $42.8 billion in boutique fitness studios alone, we believe the potential for growth is immense.[4]


Cheyenne
Fort Collins
Loveland
Boulder
Silverthorne
Denver
Castle Rock
Lone Tree
Colorado Springs
Wyoming
Nebraska
Utah
Colorado
Arizona
New Mexico
Texas
GO - TO MARKET
Immediate growth
Mid term growth
Long term growth
TARGET MARKETS
CF Raise- Colorado
Series A: Franchise model/ National
MARKET STRATEGY
Events Marketing in target location
Middle-Upper Income
Studio Targeting
CHANNEL PARTNERS
Real Estate Partnership
3 Equipment Partner Agreements
Retail Partners- Pepsi & Apparel

Since our inception, we have demonstrated significant traction, **raising $413,000** through seed funding and SAFEs. Our customer base is expanding rapidly, with **over 2,500 event participants**, **7,000 retail transactions**, and **331 recurring memberships**.

THIS IS
CERUS FITNESS

$413K
Raised to date through SAFEs after an initial seed round

$271K
Raised in seed round, 142 in SAFEs

2,526
Event customers (2021-2023)

$615K
Revenue for 2023

60%
Avg YOY growth

7,081
Retail transactions (2021-2023)

KEY SPONSORSHIP WITH PEPSI

  

331
Current recurring memberships

DEVELOPED PREDICTIVE MODEL TO IDENTIFY AT-RISK MEMBERS

1,000+
Annual clients (including events)

LAUNCHED ONLINE PLATFORM, AND EVENT EXPANSION

KEY PARTNERSHIPS

  

We believe Cerus is leading innovation in the fitness industry. Our development of a predictive model to identify at-risk members showcases our commitment to data-driven strategies. With expansion into a 10,000-square-foot facility, enhancing our online platform, and growing our event calendar, we feel Cerus is well-positioned for massive growth. Strategic partnerships with industry leaders like Pepsi, UCHealth, and Spartan Race highlight our ability to collaborate and extend our reach. Additionally, our strong digital media presence, attracting 4 million views from 2022-2023, has generated interest from potential partners looking to engage with our audience.

WHY INVEST

Join the Fitness Movement


INVEST IN
CERUS FITNESS
TODAY
CERUS SQUAD
Join us as we redefine the fitness industry and positively impact lives across the United States

Cerus Fitness is on a mission to redefine the fitness industry and positively impact lives across the United States. With a proven track record of success and a deep understanding of the market, we feel we are poised to capitalize on the booming fitness sector.

By investing in Cerus Fitness, you're not just supporting a business; you're partnering with a movement to create healthier, happier communities. Your investment will help fuel our expansion, allowing us to enhance our brick-and-mortar experience, expand our online offerings, and acquire new locations. We will allocate funds strategically across operations, equipment, location build-outs, development, and sales & marketing to drive sustainable growth.

Join us in shaping the future of fitness. Invest in Cerus Fitness today.

ABOUT

HEADQUARTERS

**3771 Monarch St Unit F&G
Frederick, CO 80516**

WEBSITE

View Site ⎋

Cerus Fitness is a technology-driven, community-centered wellness platform and gym, offering classes, nutrition guidance, personal training, and exclusive events online and in person. In 2023, we raised $413K and generated $615K in revenue, marking a 60% year-over-year growth. With over 1,000 annual clients and a key sponsorship with Pepsi, our reach and impact continue to expand.

TERMS
Cerus Fitness

Overview

PRICE PER SHARE
$3.44

VALUATION
$5M

DEADLINE ⓘ
Dec. 3, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$247.68

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ

ASSET TYPE

$1,234,997.84

MIN NUMBER OF SHARES OFFERED
4,360

MAX NUMBER OF SHARES OFFERED
359,011

Maximum Number of Shares Offered subject to adjustment for bonus shares

Common Stock

SHARES OFFERED
Common Stock

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

Previous investors in Cerus Fitness will receive 10% bonus shares.

Time-Based Perks

Early Bird Strength: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird Cardio: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird Power: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird Flex: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird Champion: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares.

$5k Dash: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares.

$6k Dash: Invest $6,000+ between Day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Starter Set: Invest $1,000+ and receive Two Months of Self Guided Online Training- Value $180.

Warm-Up: Invest $5,000+ and receive Three Months of Self Guided Online Training + Cerus Tee and Water Bottle + 5% bonus shares.

Fitness Fanatic: Invest $10,000+ and receive Same as Warmup + Two Free Months of Online Personal Training and Nutrition ($500 Value) + 10% bonus shares.

Power Pack: Invest $20,000+ and receive Same as Power Pack + Three more months+ Meeting 1:1 With Cerus CEO Chris Johnson + 15% bonus shares.

Ultimate Warrior: Invest $50,000+ and receive Same as Power Pack + Cerus Sandbag, Backpack and One Free Year of Gym or Online Training Access + 20% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cerus Fitness will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $344. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 03/23/2020 09:32 AM
ID Number: 20171379417

Document number: 20201255575
Amount Paid: $100.00

ABOVE SPACE FOR OFFICE USE ONLY

Statement of Conversion

filed pursuant to § 7-90-201.7 (3) of the Colorado Revised Statutes (C.R.S.)

1. For the converting entity, its ID number (if applicable), entity name or true name, form of entity, jurisdiction under the law of which it is formed, and principal address are

ID number	20171379417 (Colorado Secretary of State ID number)
Entity name or true name	Cerus Fitness, LLC
Form of entity	Limited Liability Company
Jurisdiction	Colorado
Street address	576 Aspen Circle (Street number and name)
	Frederick (City) CO (State) 80530 (ZIP/Postal Code)
	(Province – if applicable) United States (Country)
Mailing address (leave blank if same as street address)	(Street number and name or Post Office Box information)
	(City) (State) (ZIP/Postal Code)
	(Province – if applicable) (Country).

2. The entity name of the resulting entity is Cerus Fitness Inc..
(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

3. The converting entity has been converted into the resulting entity pursuant to section 7-90-201.7, C.R.S.

4. (If applicable, adopt the following statement by marking the box and include an attachment.)
☐ This document contains additional information as provided by law.

5. (Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document are ______________.
(mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is

such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing this document to be delivered for filing are

Rushton	Krystal		
(Last)	(First)	(Middle)	(Suffix)

Koenig, Oelsner, Taylor, Schoenfeld
(Street number and name or Post Office Box information)
999 18th Street, Suite 1740

Denver	CO	80202
(City)	(State)	(ZIP/Postal Code)

	United States .
(Province – if applicable)	(Country)

(If applicable, adopt the following statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

Colorado Secretary of State
Date and Time: 03/23/2020 09:32 AM
ID Number: 20171379417

Document number: 20201255575
Amount Paid: $100.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation
filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

   Cerus Fitness Inc.

   (Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

   Street address   576 Aspen Circle
                                         (Street number and name)

                                  Frederick   CO   80530
                                          (City)   (State)   (ZIP/Postal Code)

                                                   United States
                             (Province – if applicable)   (Country)

   Mailing address
   (leave blank if same as street address)
                                            (Street number and name or Post Office Box information)

                                              (City)   (State)   (ZIP/Postal Code)

                             (Province – if applicable)   (Country)

3. The registered agent name and registered agent address of the corporation's initial registered agent are

   Name
   (if an individual)
                                   (Last)   (First)   (Middle)   (Suffix)
   or

   (if an entity)   Cerus Fitness Inc.
   (Caution: Do not provide both an individual and an entity name.)

   Street address   576 Aspen Circle
                                         (Street number and name)

                                  Frederick   CO   80530
                                          (City)   (State)   (ZIP/Postal Code)

   Mailing address
   (leave blank if same as street address)
                                            (Street number and name or Post Office Box information)

                                                   CO
                                            (City)   (State)   (ZIP/Postal Code)

(The following statement is adopted by marking the box.)

☐ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
   (if an individual)   Johnson _____   Christopher _____   _____   _____
                         (Last)   (First)   (Middle)   (Suffix)

   or

   (if an entity)   _____
   (Caution: Do not provide both an individual and an entity name.)

Mailing address   576 Aspen Circle
                         (Street number and name or Post Office Box information)

                         _____

                         Frederick _____   CO   80530
                         (City)   (State)   (ZIP/Postal Code)
                         _____   United States .
                         (Province – if applicable) (Country)

   (If the following statement applies, adopt the statement by marking the box and include an attachment.)

   ☐ The corporation has one or more additional incorporators and the name and mailing address of each
     additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as
   follows.

   ◯ The corporation is authorized to issue _____ common shares that shall have unlimited voting
     rights and are entitled to receive the net assets of the corporation upon dissolution.

   ⦿ Information regarding shares as required by section 7-106-101, C.R.S., is included in an
     attachment.

6. (If the following statement applies, adopt the statement by marking the box and include an attachment.)

   ☐ This document contains additional information as provided by law.

7. (Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has
   significant legal consequences. Read instructions before entering a date.)

   (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
   The delayed effective date and, if applicable, time of this document is/are _____.
                                                                              (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or
acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the
individual's act and deed, or that the individual in good faith believes the document is the act and deed of the
person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity
with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic
statutes, and that the individual in good faith believes the facts stated in the document are true and the
document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of
State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are

Rushton	Krystal		
(Last)	(First)	(Middle)	(Suffix)

Koenig, Oelsner, Taylor, Schoenfeld
_____
(Street number and name or Post Office Box information)
999 18th Street, Suite 1740
_____

Denver	CO	80202
(City)	(State)	(ZIP/Postal Code)

	United States .
(Province – if applicable)	(Country)

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

ARTICLES OF INCORPORATION
OF
CERUS FITNESS INC.

The undersigned natural person, being more than 18 years of age, hereby establishes a corporation pursuant to the Colorado Business Corporation Act (the "Act") and adopts the following articles of incorporation:

I.

The name of this company is Cerus Fitness Inc. (the "Company" or the "Corporation").

II.

The address of the initial registered office of this Company in the State of Colorado is 576 Aspen Circle, Frederick, CO 80530, and the name of the initial registered agent of this Company in the State of Colorado at such address is Christopher Johnson.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Colorado Business Corporation Act (the "Act").

IV.

A.   The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is 10,000,000 shares, 5,000,000 shares of which shall be Common Stock (the "Common Stock") and 5,000,000 shares of which shall be Preferred Stock (the "Preferred Stock"). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

B.   Except as set forth in Article IV Section G(2), each shareholder of record entitled to vote shall have one vote for each share of stock standing in such shareholder's name on the books of the Company, except that in the election of directors, such shareholder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

C.   At all meetings of shareholders, a majority of the shares entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum; and at any meeting at which a quorum is present the affirmative vote of a majority of the votes cast on the matter represented at such meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater proportion or number is required by applicable law.

D.   Any action required or permitted by Articles 101 to 117 of the Act to be taken at a meeting of the shareholders of the Company may be taken without a meeting if the shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing.

E.   Notice to the shareholders of the Company of an annual meeting need not include a description of the purpose or purposes for which the meeting is called unless the Bylaws of the Company so provide.

F.   1,000,000 shares of the authorized shares of Preferred Stock are hereby designated "Series Seed Preferred Stock" (the "Series Preferred").

G.   The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1.   DIVIDEND RIGHTS.

(a)   The "Original Issue Price" of the Series Preferred shall be $0.5980 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(b)   In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(c)   The provisions of Section 1(b) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 5(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board and (ii) the Series Preferred as may be required by these Articles of Incorporation.

2.   VOTING RIGHTS.

(a)   General Rights. Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any Shareholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the Shareholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b)   Election of Board of Directors.

(i)   So long as at least 20% of the issued shares of Series Preferred remain outstanding, the holders of Series Preferred, voting as a separate class, shall be entitled to elect one (1) member of the Board at each meeting or pursuant to each consent of the Company's Shareholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director (the "Series Seed Director"). If there are no longer at least 20% of the issued shares of Series Preferred outstanding, the holders of Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall instead be entitled to elect the Series Seed Director.

(ii)   The holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board at each meeting or pursuant to each consent of the Company's Shareholders for the election of directors, and to remove from office such director (the "Common Director"), and to fill any vacancy caused by the resignation, death or removal of such directors.

(iii)   The holders of Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board at each meeting or pursuant to each consent of the Company's Shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

3.   LIQUIDATION RIGHTS.

(a)   Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the Original Issue Price plus all declared and unpaid dividends on the Series Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b)   After the payment of the full liquidation preference of the Series Preferred as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock and the holders of the Series Preferred (on an as-if-converted basis).

4.   ASSET TRANSFER OR ACQUISITION RIGHTS.

(a)   In the event that the Company is a party to an Acquisition or Asset Transfer (as hereinafter defined), then each holder of Series Preferred shall be entitled to receive, for each share of Series Preferred then held, out of the proceeds of such Acquisition or Asset Transfer, the greater of (i) the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Section 3(a) and (ii) the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event with respect to such shares if such shares had been converted to Common Stock immediately prior to such Acquisition or Asset Transfer.

(b)   For the purposes of this Section 4: (i) "Acquisition" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the Shareholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, that, an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(c) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

5. CONVERSION RIGHTS.

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the "Conversion Rights"):

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series Preferred Conversion Rate" then in effect (determined as provided in Section 5(b)) by the number of shares of Series Preferred being converted.

(b) Series Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Series Preferred (the "Series Preferred Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series Preferred by the Series Preferred Conversion Price, calculated as provided in Section 5(c).

(c) Series Preferred Conversion Price. The conversion price for the Series Preferred (the "Series Preferred Conversion Price") shall initially be the Original Issue Price of the Series Preferred. Such initial Series Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series Preferred Conversion Price herein shall mean the Series Preferred Conversion Price as so adjusted.

(d) Mechanics of Conversion. Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date. If a conversion election is made in connection with an underwritten offering of the Company's securities pursuant to the Securities Act of 1933, as amended, (which underwritten offering does not cause an automatic conversion to take place) the conversion may, at the option of the holder tendering shares of Series Preferred for conversion, be conditioned upon the closing with the underwriters of the sale of the Company's securities pursuant to such offering, in which event the holders making such elections who are entitled to receive Common Stock upon conversion of their Series Preferred shall not be deemed to have converted such shares of Series Preferred until immediately prior to the closing of such sale of the Company's securities in the offering.

(e) **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date that the first share of Series Preferred is issued (the "Original Issue Date") the Company effects a subdivision of the outstanding Common Stock, the Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Price shall be adjusted by multiplying the Series Preferred Conversion Price then in effect by a fraction:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii)   If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii)   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g)   Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5), in any such event each holder of Series Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h)   Certificate of Adjustment. In each case of an adjustment or readjustment of the Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series Preferred so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series Preferred Conversion Price at the time in effect, (iii) the number of additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

(i) **Notices of Record Date.** Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(j) **Automatic Conversion.**

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of Series Preferred or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (i) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $10,000,000 and (ii) the stock price in such offering is at least four (4) times the Original Issue Price, as adjusted for stock splits, stock dividends and the like (a "Qualified IPO"). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(ii) Upon the occurrence of any of the events specified in Section 5(j)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(k)   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(l)   Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m)   Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(n)   Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

6.   NO REISSUANCE OF SERIES PREFERRED.

No share or shares of Series Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued and all such shares shall be cancelled, retired and eliminated from the shares which the Company shall be authorized to issue.

V.

Except as otherwise agreed in writing by the Company, no shareholder of the Company shall have any preemptive or similar right to acquire or subscribe for any additional unissued shares of stock, or other securities of any class, or rights, warrants or options to purchase stock or scrip, or securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

VI.

To the fullest extent permitted by the Act, as the same exists or may hereafter be amended, a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages. If the Act is hereafter amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

VII.

The Company shall indemnify officers, directors, employees, or agents to the fullest extent provided under applicable law and the Bylaws of the Company.

VIII.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its shareholders or any class thereof, as the case may be, it is further provided that:

A.   The management of the business and the conduct of the affairs of the Company shall be vested in the Company's board of directors (the "Board"). The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws of the Company, subject to any restrictions which may be set forth in these Articles of Incorporation.

B.   The Board is expressly empowered to adopt, amend, or repeal the Bylaws of the Company. The shareholders shall also have the power to adopt, amend, or repeal the Bylaws of the Company.

C.   The directors of the Company need not be elected by written ballot unless the Bylaws of the Company so provide.

* * * *

FOUR: These Articles of Incorporation have been duly approved by the Board.

FIVE: These Articles of Incorporation were approved by the holders of the requisite number of shares of said corporation in accordance with the Act.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation on March 23, 2020.

CERUS FITNESS INC.

By: _Christopher Johnson_

Christopher Johnson
Chief Executive Officer

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ARTICLES OF INCORPORATION